UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Holding(s) in Company dated 18 October 2022

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00B082RF11

Issuer Name
RENTOKIL INITIAL PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An event changing the breakdown of voting rights

3. Details of person subject to the notification obligation

Name
FMR LLC

City of registered office (if applicable)
Boston

Country of registered office (if applicable)
United States of America

4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

12-Oct-2022

6. Date on which Issuer notified

18-Oct-2022

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.323000	0.000000	4.323000	108487628
Position of previous notification (if applicable)	5.716000	0.000000	5.716000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00B082RF11	0	108487628	0.000000	4.323000
Sub Total 8.A	108487628		4.323000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
FMR LLC	FMR LLC	0.167000		0.167000%
FMR LLC	FIAM Holdings LLC	0.167000		0.167000%
FMR LLC	FIAM LLC	0.167000		0.167000%
FMR LLC	FMR LLC	3.653000		3.653000%
FMR LLC	Fidelity Management & Research Company LLC	3.653000		3.653000%
FMR LLC	FMR LLC	0.278000		0.278000%
FMR LLC	Fidelity Management Trust Company	0.278000		0.278000%
FMR LLC	FMR LLC	0.225000		0.225000%
FMR LLC	FIAM Holdings LLC	0.225000		0.225000%
FMR LLC	Fidelity Institutional Asset Management Trust Company	0.225000		0.225000%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

18-Oct-2022

13. Place Of Completion

Dublin, Ireland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 October 2022	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary